EXHIBIT 3.2

The text of Article 9.01 of the Sigma-Aldrich Corporation By-Laws has been amended to read as follows:

9.01. By Shareholders. These By-Laws may be altered, amended or ~~appealed~~repealed and new By-Laws may be adopted by the shareholders by affirmative vote of the holders of not less than a ~~two- thirds~~majority of the voting power of the shares issued and outstanding and entitled to vote at any annual or special meeting of the shareholders at which a quorum is in attendance; provided, that written notice of the proposed alteration, amendment, repeal or addition of the new By-Law or By-Laws must be contained in the notice of such meeting.